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Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

         Re: EMS Technologies, Inc., File No. 0-6072
             Form 10-K/A for FYE December 31, 2004
             Your Comment Letter dated April 21, 2005

Dear Mr. Spirgel:

As recently discussed with Kathryn Jacobson of the SEC staff, we have completed our initial response to the Staff's comment letter dated April 21, 2005 and are in the process of reviewing this response with the appropriate personnel, including our outside auditors, outside legal counsel and Audit Committee of our Board of Directors. Due to the recent holiday and vacation schedules, as well as the number of people involved in the review of this response, we request a further extension until June 15, 2005 to complete the appropriate review process.


Sincerely,

EMS TECHNOLOGIES, INC.


/s/ Gary B. Shell
Vice President, Corporate Finance
EMS Technologies, Inc.